SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

A Publicly Listed Company

MATERIAL INFORMATION RELEASE

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa” or the “Company”), informs its shareholders and the market that in reference to the Press Release issued by the Company on February 2, 2012, Gafisa confirms that it has received from GP Investimentos (“GP”) and Equity International (“EI”, together with GP, “Investors”) a preliminary, unsolicited, indicative, conditional and non-binding proposal to acquire certain of the Company’s assets, subject to certain requirements (“Indicative Offer”). The Gafisa Board of Directors has created a special committee of the board and retained financial and legal advisors to assist the Company evaluate the Indicative Offer.

After careful review, the Board, in a meeting this morning, concluded that the Indicative Offer significantly undervalues the Gafisa’s assets and businesses involved and implies substantial transaction costs and high execution risks. The Company has not given access to any confidential information or engaged in any negotiations with the Investors or any other potential interested party.

Gafisa is continuously assessing new opportunities to develop the Company business and assets and will evaluate with the same diligence, and always in the interest of the shareholders, any future offer made by the Investors or any other third party.

São Paulo, February 29, 2012

Gafisa S.A.

Alceu Duilio Calciolari

Chief of Executive Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 29, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer